INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

March 28, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of Berwyn Fund, Berwyn Income Fund and Berwyn Cornerstone Fund

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on February 4, 2016, on the Registrant’s registration statement filed on Form N-1A with respect to the Berwyn Fund, Berwyn Income Fund and Berwyn Cornerstone Fund (each, a “Fund” and together, the “Funds”), each a series of the Registrant. Responses to all of the comments are included below and, as appropriate, are reflected in the Registrant’s Post-Effective Amendment No. 748 to the Funds’ Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

GENERAL
1.	Confirm in your response letter that the Registrant will not offer shares of the Funds to the public until the reorganization of the Berwyn Fund, Berwyn Income Fund and Berwyn Cornerstone Fund, each a series of The Berwyn Funds (together, the “Predecessor Funds”), is completed.

Response: The Registrant confirms that it will not offer shares of a Fund to the public until after the reorganization of the applicable Predecessor Fund is completed.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses Table – All Funds
2.	With respect to the Fees and Expenses table of each Fund, delete the parenthetical which states “as a percentage of offering price” from Maximum sales charge (load) imposed on purchases since there are no sales charges.

Response: The disclosure has been revised as requested.

3.	With respect to each Fund, the second sentence in Footnote 2 to the Fees and Expenses table regarding the advisor’s expense limitation agreement states “This agreement is in effect until [ ] 2018, and it may be terminated after the initial two year period only by the Trust’s Board of Trustees.” Disclose how the agreement can be terminated during the initial two year period (i.e., state if the Board has the authority to terminate).

Response: Each Fund’s expense limitation agreement may only be terminated prior to the end of the initial two year period if the Investment Advisory Agreement is terminated. The Investment Advisory Agreement may be terminated with respect to any Fund (i) by the Trust upon 60 days’ notice to Chartwell, provided such termination was directed or approved by a vote of a majority of the Trustees of the Trust in office at the time or by the vote of the holders of a majority of the voting securities of the Acquiring Fund at the time outstanding and entitled to vote or (ii) by Chartwell upon 60 days’ notice to the Trust. In addition, the Investment Advisory Agreement will automatically terminate in the event of its assignment.

The following disclosure has been added to footnote 2 to the Fees and Expenses table for each Acquired Fund:

“The expense limitation agreement of the Fund may be terminated prior to the end of the initial two year period if the investment advisory agreement is terminated (i) by the Trust upon 60 days’ notice to the Fund’s advisor provided such termination was directed or approved by a vote of a majority of the Trustees of the Trust or by the vote of the holders of a majority of the voting securities of the Fund at the time outstanding or entitled to vote; (ii) by the advisor upon 60 days’ notice to the Trust; or (iii) by an assignment of the investment advisory agreement.”

4.	With respect to the Berwyn Fund and Berwyn Cornerstone Fund, the staff notes that its calculations of the one-year and three-year expense example differ from those currently presented in the “Example”. Please confirm the accuracy of the expense example numbers for the Berwyn Fund and Berwyn Cornerstone Fund and revise as necessary.

Response: The Registrant has reviewed and revised the Example numbers for the Berwyn Fund and Berwyn Cornerstone Fund to match those numbers provided by the staff on February 12, 2016.

5.	Confirm in your written response that the period of the expense limitation agreement is reflected in the Example.

Response: The Registrant confirms that the Example reflects the period the expense limitation agreement is in effect.

Berwyn Fund

Principal Investment Strategies
6.	The fifth sentence in the first paragraph states “In addition, this approach can often result in the selection of securities of lesser-known companies or small capitalization companies (i.e., those within the market capitalization range of the Russell 2000 Index at the time of the security’s purchase).” Please provide the market capitalization range of the Russell 2000 Index.

Response: The Registrant has added the following sentence:

“As of December 31, 2015, the market capitalization of companies included in the Russell 2000 Index was between $15 million to $6.4 billion.”

7.	Disclose the Fund’s maturity policy in selecting the fixed income securities in which it will invest.

Response: The following sentences have been added to the third paragraph:

“The Fund may invest in bonds of any maturity and the duration of bonds purchased by the Fund will usually vary from three to seven years. The Advisor has the discretion to vary the duration of the portfolio in order to seek to take advantage of prevailing trends in interest rates.”

Principal Risks of Investing
8.	In the second sentence under “Interest Rate Risk” please change the example to reflect a security with a seven year duration.

Response: The sentence has been changed to read as follows:

“For example, the price of a security with a seven year duration would be expected to drop by approximately 7% in response to a 1% increase in interest rates.”

Berwyn Income Fund

Investment Objective
9.	The Fund’s investment objective states “The investment objective of the Berwyn Income Fund is to provide investors with current income while seeking to preserve capital.” Change the investment objective to emphasize income consistent with the Fund’s name (see SEC issued “Frequently Asked Questions About Rule 35d-1 (Investment Company Name) Question 9”).

Response: The Fund’s investment objective has been revised as follows:

“The investment objective of the Berwyn Income Fund is to provide investors with current income; ~~while~~ seeking to preserve capital is a secondary consideration.”

10.	Please indicate in the response letter what percentage of the Fund’s assets will be invested in non-agency mortgage-backed securities and if those securities are liquid. If so, please explain the basis for determining the liquidity of such securities.

Response: The Registrant confirms that the Fund will only invest in agency-backed mortgage backed securities.

Performance
11.	In the “Average Annual Total Returns” table, consider changing the Merrill Lynch High Yield Master II Index to a primary benchmark index that reflects both investment grade and high yield. If the index is not changed, please explain in your response letter why the current index is appropriate for the Fund.

Response: The Registrant notes that the primary benchmark index is the Citigroup Broad Investment Grade Bond Index. Given the flexible nature of the Berwyn Income Fund’s investment strategy, the Fund’s advisor believes there is currently no available index that alone reflects the Fund’s investment strategy. The Fund’s advisor believes the Citigroup Broad Investment Grade Bond Index is an appropriate index for the Fund and accompanied by the Merrill Lynch High Yield Master II Index are the best available indices to reflect the Fund’s investments.

12.	Please move information about the Fund’s indices, the Merrill Lynch High Yield Master II Index and Lipper Income Fund Index, to the narrative explanation accompanying the bar chart and table in accordance with Item 4(b)(2)(i) and Instruction (2)(b).

Response: The Registrant has moved the information as requested.

Principal Investment Strategies
13.	Confirm whether the Berwyn Income Fund’s principal investment strategies include investments in Contingent Convertible Bonds (“CoCos”) and, if so, add disclosure that the Fund will invest in CoCos and their related risks to the “Principal Risks of Investing” section.

Response: The Registrant confirms that the Berwyn Income Fund may invest in CoCos; however, they are not part of the Fund’s principal investment strategies. The following disclosure regarding CoCos has been added to the discussion of “Convertible Securities” in the Fund’s Statement of Additional Information:

“The Berwyn Income Fund may invest in contingent convertible bonds (“CoCos”). CoCos are hybrid debt securities that are intended to either convert into equity at a predetermined share price or have their principal written down or written off upon the occurrence of certain triggering events generally linked to regulatory capital thresholds or regulatory actions calling into question the issuing banking institution’s continued viability as a going concern. CoCos are subject to the risks associated with bonds and equities and to the risks specific to convertible securities in general. In addition, CoCos are inherently risky because of the difficulty of predicting triggering events that would require the debt to convert to equity. Since CoCos are typically issued in the form of subordinated debt instruments in order to provide the appropriate regulatory capital, in the event of liquidation, dissolution or winding-up of an issuer prior to a conversion, the rights and claims of the holders of the CoCos against the issuer in respect of or arising under the terms of the CoCos will generally rank junior to the claims of all holders of unsubordinated obligations of the issuer. Also, the value of CoCos will be influenced by many factors, including: the creditworthiness of the issuer and/or fluctuations in the issuer’s capital ratios; the supply and demand for the CoCos; general market conditions and available liquidity; and economic, financial and political events that affect the issuer, the market it operates in or the financial markets in general. CoCos are a new form of instrument and the market and regulatory environment for these instruments is still evolving. As a result, it is uncertain how the overall market for CoCos would react to a trigger event or coupon suspension applicable to one issuer.”

Principal Risks of Investing
14.	In the second sentence under “Interest Rate Risk” please change the example to reflect a security with a seven year duration.

Response: The sentence has been changed to read as follows:

“For example, the price of a security with a seven year duration would be expected to drop by approximately 7% in response to a 1% increase in interest rates.”

Berwyn Cornerstone Fund

Principal Investment Strategies
15.	The first sentence in the first paragraph states “Normally, the Fund will invest primarily in equity securities, the majority of which will be issued by large-capitalization and mid-capitalization companies (i.e., those with market capitalizations greater than the smallest capitalization company included in the S&P MidCap 400 Index at the time the security is purchased).” Please provide the market capitalization range of the S&P MidCap 400 Index.

Response: The Registrant has added the following sentence:

“As of December 31, 2015, the market capitalization of companies included in the S&P MidCap 400 Index was between $661 million to $12.5 billion.”
16.	Consider adding a small company risk factor for the Fund.

Response: The Registrant has revised the current “Medium-sized company risk” as follows:

“Small-cap and mid-cap company risk. The securities of small-capitalization and mid-capitalization companies may be subject to more abrupt or erratic market movements and may have lower trading volumes or more erratic trading than securities of larger, more established companies or market averages in general. In addition, such companies typically are more likely to be adversely affected than large capitalization companies by changes in earning results, business prospects, investor expectations or poor economic or market conditions.”

Performance
17.	Please move information about the Fund’s additional index, the Standard & Poor’s 500 Index, in footnote 1 to the “Average Annual Total Return” table, to the narrative explanation accompanying the bar chart and table in accordance with Instruction (2)(b) to Item 4(b)(2)(i) of Form N-1A.

Response: The Registrant has moved the information as requested.

18.	Footnote 1 to the “Average Annual Total Return” table states that “the advisor may invest a significant portion of the Fund’s assets in large capitalization companies, such as those contained in the S&P 500 Index.” Please consider changing the Fund’s primary index to the S&P 500 Index.

Response: The Registrant confirms that the Fund will change its primary index to the S&P 500 Index and the Fund’s “Average Annual Total Return” table has been revised to reflect the S&P 500 Index as the primary index.

Principal Risks of Investing
19.	In the second sentence under “Interest Rate Risk” please change the example to reflect a security with a seven year duration.

Response: The sentence has been revised to read as follows:

“For example, the price of a security with a seven year duration would be expected to drop by approximately 7% in response to a 1% increase in interest rates.”

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies – All Funds
20.	Apply all applicable comments from the summary section for each Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments have been applied to this section of the Prospectus.

Principal Investment Strategies– Berwyn Fund
21.	Delete the last sentence of the fourth paragraph which states “The advisor will select corporate bonds primarily on the basis of current yield and secondarily on the basis of anticipated long term return” since it is duplicative of the seventh sentence in the third paragraph immediately preceding.

Response: The last sentence of the fourth paragraph has been removed.

Principal Risks of Investing of the Funds – Berwyn Income Fund
22.	The parenthetical after “Liquidity Risk” states “(with respect to Berwyn Cornerstone Fund only)”, consider if this is also applicable to the Berwyn Income Fund given it invests in junk bonds and mortgage backed securities.

Response: The Registrant has revised the disclosure as follows:

“Liquidity risk (with respect to Berwyn Income Fund and Berwyn Cornerstone Fund only). Due to a lack of demand in the marketplace or other factors, such as market turmoil, the Fund may not be able to sell some or all of the investments that it holds. If the Fund is forced to sell an illiquid asset to meet redemption requests or other cash needs, it may only be able to sell those investments at a loss. Liquidity risk arises, for example, from small average trading volumes, trading restrictions, or temporary suspensions of trading. In addition, when the market for certain investments is illiquid, the Fund may be unable to achieve its desired level of exposure to a certain sector.”

This following risk factor has also been added to the Berwyn Income Fund’s Summary Section under “Principal Risks of Investing”:

“Liquidity risk. The Fund may not be able to sell some or all of the investments that it holds due to a lack of demand in the marketplace or other factors such as market turmoil. If the Fund is forced to sell an illiquid asset to meet redemption requests or other cash needs it may only be able to sell those investments at a loss. Illiquid assets may also be difficult to value.”

MANAGEMENT OF THE FUNDS

23.	The second sentence in the second paragraph states “As the Advisor’s parent company currently intends to make an investment in the Funds, which could be substantial, it is possible that the Funds’ ability to hold certain securities could be limited.” Please explain this statement.

Response: The Advisor’s parent company does not intend to make an investment in the Funds. Accordingly, the paragraph has been revised as follows:

“~~The Advisor’s parent company,~~ TriState Capital Holdings, Inc., is subject to the Bank Holding Company Act of 1956, as amended, and related regulations that impact the ability of banking entities to transact certain types of business and engage in certain transactions. ~~As the Advisor’s parent company currently intends to makes an investment in the Funds, which could be substantial, it is possible that the Funds’ ability to hold certain securities could be limited. Additionally, relevant regulation could force the Advisor’s parent company to liquidate or materially reduce its investment in the Funds. This could negatively affect the Funds’ overall liquidity impacting the Funds’ remaining shareholders. The Advisor cannot predict the extent, if any, that applicable banking laws will have on the Funds, its operations, or any investments by the Advisor’s parent company in the Funds.”~~

FINANCIAL HIGHLIGHTS

24.	Please disclose the name of the Predecessor Funds’ independent registered public accounting firm and include their consent in the next Amendment filing.

Response: The name of the Predecessor Funds’ independent registered public accounting firm has been included in the “Financial Highlights” section and their consent has been included in the Amendment filing.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

COVER PAGE
25.	Because the Funds are the accounting successor to the Predecessor Funds, please incorporate by reference of the Predecessor Funds’ annual report on the cover page pursuant to Item 14(a)(3)(iii) of Form N-1A.

Response: The Registrant has added the requested disclosure to the SAI cover page as follows:

“The financial statements of the Berwyn Fund, Berwyn Income Fund, and Berwyn Cornerstone Fund, each a series of The Berwyn Funds (the “Predecessor Funds”), as included in the Predecessor Funds’ Annual Report for the year ended December 31, 2015 are incorporated herein by reference.”

*  *  *  *  *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rita Dam (626-914-1041) or Diane Drake (626-385-5777) should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake